04013481

Cm 11/9

AH 11-8-2004 **

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9-1-2003 AND ENDING 8-31-2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FactSet Data Systems, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Merritt 7
(No. and Street)

Norwalk (City) Connecticut (State) 06851 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rachel R. Stern 203-810-1813
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York, (City) NY (State) 10036 (Zip Code)

SEC MAIL RECEIVED PROCESSING
NOV 01 2004
WASH. D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip A. Hadley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FactSet Data Systems Inc., as of August 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Principal

Title

Sherrie Wright

Notary Public

SHERRIE WRIGHT
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FactSet Data Systems, Inc.

(a wholly owned subsidiary of FactSet Research Systems Inc.)

Statement of Financial Condition

August 31, 2004

FactSet Data Systems, Inc.
(a wholly owned subsidiary of FactSet Research Systems Inc.)
Index to Financial Statements

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Shareholder of
FactSet Data Systems, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FactSet Data Systems, Inc. (the "Company") at August 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2 to the financial statement, FactSet Data Systems, Inc. has material transactions with its parent, FactSet Research Systems Inc. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

September 20, 2004

1. Organization and Nature of Business

FactSet Data Systems, Inc. (the "Company") is a Delaware corporation and a wholly owned subsidiary of FactSet Research Systems Inc. (the "Parent"). The Company is a member of the National Association of Securities Dealers, Inc. and is a registered broker/dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is a member of the National Association of Securities Dealers.

The Company, in accordance with an arrangement with the Parent, facilitates the payment for services in commissions to allow clients to purchase integrated research services from its Parent using commissions on securities transactions. Commissions are derived from securities transactions introduced and cleared on a fully disclosed basis primarily through two external clearing brokers. A client directs the clearing broker at the time it executes a securities transaction, to credit the commission on the transaction to the Company's account.

2. Accounting Policies

The significant accounting policies of the Company are summarized below.

Revenue Recognition

Commission revenue is earned each month as the service is rendered to clients, according to the specific subscription and the number of workstations deployed for such month. Clients are invoiced monthly, in arrears, to reflect the actual services rendered to them. A provision is made to allow for billing adjustments as a result of cancellation of service or reduction in number of workstations. Such provisions are accounted for as a reduction of commission revenue, with a corresponding reduction to subscriptions receivable.

Amounts that have been earned but not yet paid through the receipt of commissions on securities transactions are reflected on the statement of financial condition as receivables from clients and clearing brokers, net. Amounts that have been received through commissions on securities transactions that are in excess of earned subscription revenues are reflected on the statement of financial condition as deferred revenues, net.

Client payments rendered in commissions are collected on the Parent's behalf by the Company. When payment for services is remitted through external clearing brokers having agreements with the Company, the clearing brokers charge the Company a clearing fee for their services, which the Company recovers from its clients who choose this payment option, as disclosed above. The Company earns the right to recover the clearing fee from its clients at the time the securities transactions are executed, which is the period in which the clearing fees are incurred.

Allocation Fee

Pursuant to an agreement between the Company and the Parent, the Parent provides management, engineering, consulting, sales, accounting and other administrative services to the Company. In addition, office and data center facilities and computer equipment are provided to the Company by the Parent. The agreement stipulates that an allocation of 95% of the Company's revenues, net of clearing fees, be paid to the Parent for the cost of services, facilities and equipment that are provided by the Parent on behalf of the Company.

Cash and Cash Equivalents
Cash and cash equivalents include demand deposit accounts at a major financial institution and investments in money market funds that hold securities with maturities less than 90 days and are reported at fair value.

Investments
The Company maintains a portfolio of investments which, under the investment guidelines established by the Company, are managed by third-party firms. Eligible investments include obligations issued by the United States Treasury and other governmental agencies, money market securities and highly rated commercial paper. Investments have maturities greater than 90 days from the date of acquisition, are classified as available-for-sale securities and are reported at fair value. Fair value is determined for most investments from readily available quoted market prices. The investment balance is comprised of $8,299,951 in government securities, $4,536,245 of municipal securities and $8,763 of money market securities as of August 31, 2004.

Payable to Parent Company
Payable to parent company represents amount payable to the Parent on a non-interest bearing basis.

Management's Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Provision for Income Taxes

The Company files consolidated federal and combined state and local income tax returns with its Parent. The Company determines its total tax liability by applying statutory federal, state and local tax rates to its separate Company income before taxes and records a tax provision equal to such liability. The effective tax rate differs from the statutory federal income tax rate due primarily to the effect of state and local taxes, and is substantially the same as the Parent's effective rate. Tax liabilities are paid by the Parent and are reimbursed by the Company as part of the intercompany account settlement. At August 31, 2004, the Company has a deferred tax asset of $2,476,334 related to deferred revenues. The deferred tax asset and current provision for income tax has been included as a component of payable to parent company.

4. Regulatory Requirements

The Company, as a registered broker/dealer, is subject to Rule 15c3-1 under the Exchange Act which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness (the "minimum net capital requirements"). The Company claims exemption under Rule 15c3-3(k)(2)(ii).

At August 31, 2004, the Company had net capital of $9,167,641, which was $8,670,111 in excess of its minimum net capital requirement of $497,530. The ratio of aggregate indebtedness to net capital was 0.81 to 1.

5. Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, securities transactions of clients of the Company are introduced and cleared through correspondent brokers. Pursuant to agreements between the Company and its correspondent brokers, the correspondents have the right to charge the Company for unsecured losses that result from a client's failure to complete such transactions. At August 31, 2004, the Company has never experienced significant losses, and therefore, has recorded no liability with regard to that right. Receivable from clearing brokers, net, represents a concentration of credit risk and relates to securities transactions cleared through two correspondent brokers